[Letterhead of Perfect World Co., Ltd.]

October 16, 2014

VIA EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Juan Migone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2013 (the “2013 Form 20-F”)
Filed April 29, 2014 (File No. 001-33587)

Dear Mr. Wilson and Mr. Migone:

The Company has received the letter dated September 17, 2014 from the staff of the Securities and Exchange Commission regarding the Company’s 2013 Form 20-F.  The Company would like to request an extension to the deadline for responding to the letter. We will provide our response to the letter via EDGAR as soon as possible, in any event no later than November 14, 2014.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (+852) 3740-4863. Thank you very much.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:                 Robert Hong Xiao, Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Vincent Cheuk, PricewaterhouseCoopers Zhong Tian LLP, Beijing